

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 28, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the WBI BullBear Trend Switch US 3000 Total Return ETF, a series of Absolute Shares Trust under the Exchange Act of 1934.

Sincerely,